

Mail Stop 3720

November 15, 2016

Randall L. Stephenson
Chief Executive Officer
AT&T Inc.
One AT&T Plaza
208 South Akard Street
Dallas, TX 75202

Re: AT&T Inc.
Registration Statement on Form S-4
Filed November 9, 2016
File No. 333-214535

Dear Mr. Stephenson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Shainess, Attorney Adviser at (202) 551-7951 with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Wayne Wirtz, Associate General Counsel
        AT&T Inc.

        Patrick S. Brown, Esq.
        Sullivan & Cromwell LLP